UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of June, 2004

(Commission File No. 1-14228)

Cameco Corporation

(Translation of Registrant’s Name Into English)

2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                          .

EXHIBIT INDEX
SIGNATURE
NEWS RELEASE

EXHIBIT INDEX

Exhibit No.	Description	Page No.

1.	Press Release dated June 22, 2004	3 - 5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2004	Cameco Corporation

	By:	/s/ “Gary M.S. Chad” Gary M.S. Chad Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary

Share
Listed	Symbol
web site address:
TSX NYSE	CCO CCJ	www.cameco.com

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3  Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES
OR DISSEMINATION IN THE UNITED STATES

Cameco Announces Offering Price of Centerra Shares

Saskatoon, Saskatchewan, Canada, June 22, 2004 . . . . . . . . . . . . . . .

Cameco Corporation announces that the initial public offering and secondary offering of common shares of Centerra Gold Inc. have been priced at $15.50 per common share. Five million common shares are being offered by Centerra, 7.5 million common shares are being offered by Kyrgyzaltyn JSC and 3.8 million common shares are being offered by Central Asia Gold Limited representing a total offering size of approximately $253 million. The companies previously announced that they were transferring gold assets to Centerra, a new Canadian-based company.

The initial public offering will result in gross proceeds to Centerra of $77.5 million according to the terms of the underwriting agreement. The offering is expected to close on June 30, 2004 and shares will begin trading under the symbol CG on the Toronto Stock Exchange upon closing.

Centerra has also granted the underwriters of the offering an over-allotment option, exercisable for a period of 30 days from the date of the closing of the offering. This enables them to purchase up to a total of 1,875,000 additional common shares at the same price to cover over-allotments, if any, and for market stabilization purposes.

Following the offering, but prior to exercise of the over-allotment option, Centerra will have 70.2 million common shares outstanding. Cameco Gold Inc., a wholly-owned subsidiary of Cameco, will own 38.1 million common shares (54%), Kyrgyzaltyn JSC will own 11.3 million common shares (16%), International Finance Corp. and the European Bank for Reconstruction and Development will together own 3.1 million common shares (4%) and the public (including shares taken up by the AGR Limited minority) will own 17.7 million common shares (25%).

Closing of the Centerra offering was conditional on completing the Kumtor restructuring which closed today. This restructuring, announced January 5, 2004, deals with the ownership interests in the Kumtor gold mine, located in the Kyrgyz Republic, and Cameco’s other gold interests held by subsidiaries.

“We have had a successful business partnership with Kyrgyzaltyn and the Kyrgyz government for many years,” said Jerry Grandey, Cameco’s president and CEO. “And I am particularly pleased that our relationship has matured to the point where we could put together a deal that would allow Kyrgyzaltyn to own a proportionate share of a publicly traded gold company.” In recognition of the singular importance of this event, a delegation of senior officials from the Kyrgyz government will participate in closing the deal.

The offering is being underwritten by a syndicate of underwriters jointly led by CIBC World Markets Inc. and BMO Nesbitt Burns Inc. and includes RBC Capital Markets, Canaccord Capital Corporation, GMP Securities Ltd., HSBC Securities (Canada) Inc., Scotia Capital Inc. and Salman Partners Inc.

Cameco has not established any long-term minimum holding of Centerra’s common shares. The creation of Centerra is part of Cameco’s strategy to unlock the value of its gold assets for shareholders. Cameco plans to fully consolidate its share of Centerra’s financial results.

The securities referenced by this news release will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from registration requirements. This news release does not constitute an offer to sell or the solicitation of an offer to buy common shares of Centerra Gold Inc. in any jurisdiction.

Cameco Profile

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world.

Forward-Looking Information

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Cameco can give no assurance that the Centerra offering will be completed. Factors that could cause actual results or events to differ materially from current expectations include: volatility and sensitivity to market prices for gold; the impact of the sales volume of gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; adverse mining conditions, political risks arising from operating in certain developing countries; changes in government regulations and policies, including trade laws and policies; replacement of production and failure to obtain necessary permits and approvals from government authorities; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

- End -

Please note that Cameco is restricted in the information it can provide until after the Centerra IPO is closed.

Investor & media inquiries:	Alice Wong	(306) 956-6337

Media inquiries:	Lyle Krahn	(306) 956-6316